Unaudited Interim Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three and nine months ended September 30, 2016 and 2015

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of Canadian dollars)
	September 30, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$47,520	$124,353
Accounts receivable, net (note 4)	154,794	186,681
Natural gas in storage	23,418	28,502
Regulatory assets (note 5)	47,298	32,213
Prepaid expenses	22,168	18,409
Derivative instruments (note 21)	17,058	15,039
Other current assets	19,328	18,537
	331,584	423,734
Property, plant and equipment, net	4,584,509	3,877,170
Intangible assets, net	65,311	74,477
Goodwill	301,412	110,493
Regulatory assets (note 5)	239,115	213,102
Derivative instruments (note 21)	75,597	73,322
Long-term investments (note 6)	364,975	174,802
Deferred income taxes	29,573	18,109
Other assets	28,752	26,516
	$6,020,828	$4,991,725

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of Canadian dollars)
	September 30, 2016	December 31, 2015
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$25,752	$50,428
Accrued liabilities	169,551	193,320
Dividends payable	37,966	41,802
Regulatory liabilities (note 5)	51,136	44,167
Long-term debt (note 7)	75,628	8,945
Other long-term liabilities and deferred credits (note 9)	27,887	36,621
Other liabilities	7,808	16,593
	395,728	391,876
Long-term debt (note 7)	1,946,669	1,477,850
Convertible debentures (note 10)	358,506	—
Regulatory liabilities (note 5)	131,451	131,180
Deferred income taxes	248,736	175,799
Derivative instruments (note 21)	108,816	106,628
Pension and other post-employment benefits (note 8)	157,200	150,094
Other long-term liabilities (note 9)	254,451	223,135
Preferred shares, Series C	17,548	17,548
	3,223,377	2,282,234
Redeemable non-controlling interest	19,828	25,751
Equity:
Preferred shares	213,805	213,805
Common shares (note 11(a))	1,963,669	1,808,894
Subscription receipts (note 11(b))	—	110,503
Additional paid-in capital	36,902	38,241
Deficit	(560,529)	(523,116)
Accumulated other comprehensive income (note 12)	168,593	286,737
Total Equity attributable to shareholders of Algonquin Power & Utilities Corp.	1,822,440	1,935,064
Non-controlling interests (note 6(a))	559,455	356,800
Total Equity	2,381,895	2,291,864
Commitments and contingencies (note 19)
Subsequent events (notes 3, 6, 7, 14, 16, 19 and 21)
	$6,020,828	$4,991,725

See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Operations

(thousands of Canadian dollars, except per share amounts)	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Revenue
Regulated electricity distribution	$54,245	$53,370	$165,548	$169,526
Regulated gas distribution	49,372	49,304	282,307	349,528
Regulated water reclamation and distribution	50,978	21,891	139,385	58,142
Non-regulated energy sales	56,390	49,486	176,149	159,575
Other revenue	10,292	15,530	22,395	30,822
	221,277	189,581	785,784	767,593
Expenses
Operating expenses	80,349	73,221	244,731	211,012
Regulated electricity purchased	28,352	29,250	92,284	100,710
Regulated gas purchased	9,291	10,017	88,880	168,338
Regulated water purchased	3,504	—	9,228	—
Non-regulated energy purchased	6,018	5,270	15,042	22,645
Administrative expenses	12,071	8,482	33,864	27,460
Depreciation and amortization	39,733	34,673	134,267	107,891
Gain on foreign exchange	(3,355)	(1,635)	(1,782)	(2,921)
	175,963	159,278	616,514	635,135
Operating income from continuing operations	45,314	30,303	169,270	132,458
Interest expense on convertible debentures and bridge financing (notes 7 and 10)	16,994	—	39,386	—
Interest expense on long-term debt and others	17,773	15,407	53,511	48,567
Interest, dividend, equity and other income	(1,505)	(2,344)	(6,435)	(6,329)
Other gains	(2,343)	(602)	(8,555)	(3,011)
Acquisition-related costs	2,148	605	9,638	1,363
Loss (gain) on long-lived assets, net (notes 6(e) and 14)	150	1,485	(2,459)	1,757
Loss (gain) on derivative financial instruments (note 21(b)(iv))	(4,419)	221	(2,902)	(2,236)
	28,798	14,772	82,184	40,111
Earnings from continuing operations before income taxes	16,516	15,531	87,086	92,347
Income tax expense (recovery) (note 16)
Current	2,532	2,123	7,899	6,519
Deferred	(737)	955	17,732	25,433
	1,795	3,078	25,631	31,952
Earnings from continuing operations	14,721	12,453	61,455	60,395
Loss from discontinued operations, net of tax	—	(241)	—	(954)
Net earnings	14,721	12,212	61,455	59,441
Net loss attributable to non-controlling interests (notes 6(a) and 15)	(3,024)	(4,242)	(23,123)	(20,051)
Net earnings attributable to shareholders of Algonquin Power & Utilities Corp.	$17,745	$16,454	$84,578	$79,492
Series A and D Preferred shares dividend (note 13)	2,600	2,600	7,800	7,800
Net earnings attributable to common shareholders of Algonquin Power & Utilities Corp.	$15,145	$13,854	$76,778	$71,692
Basic net earnings per share (note 17)	$0.06	$0.05	$0.28	$0.29
Diluted net earnings per share (note 17)	0.05	0.05	0.28	0.28
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Comprehensive Income

(thousands of Canadian dollars)	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Net earnings	$14,721	$12,212	$61,455	$59,441
Other comprehensive (loss) income:
Foreign currency translation adjustment, net of tax recovery of $Nil (2015 - $Nil), respectively (note 21(b)(iii)	53,659	104,137	(128,367)	227,555
Change in fair value of cash flow hedges’, net of tax expense of $4,746 and recovery of $1,341 (2015 - tax expense $6,790 and $13,199), respectively (note 21(b)(ii))	(19,789)	10,793	(6,148)	18,733
Change in fair value of available-for-sale investments	(7)	(164)	20	(165)
Change in pension and other post-employment benefits, net of tax expense of $137 and recovery of $2,257 (2015 - tax expense $134 and $3,221), respectively (note 8)	263	207	(3,532)	4,969
Other comprehensive income (loss), net of tax	34,126	114,973	(138,027)	251,092
Comprehensive income (loss)	48,847	127,185	(76,572)	310,533
Comprehensive income (loss) attributable to the non-controlling interests	1,174	18,707	(43,006)	27,106
Comprehensive income (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$47,673	$108,478	$(33,566)	$283,427
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity

(thousands of Canadian dollars)
For the nine months ended September 30, 2016

Algonquin Power & Utilities Corp. Shareholders' Equity
	Common shares	Preferred shares	Subscription receipts	Additional paid-in capital	Accumulated deficit	Accumulated OCI	Non- controlling interests	Total
Balance, December 31, 2015	$1,808,894	$213,805	$110,503	$38,241	$(523,116)	$286,737	$356,800	$2,291,864
Net earnings (loss)	—	—	—	—	84,578	—	(23,123)	61,455
Redeemable non-controlling interests not included in equity	—	—	—	—	—	—	4,127	4,127
Other comprehensive loss	—	—	—	—	—	(118,144)	(19,883)	(138,027)
Dividends declared and distributions to non-controlling interests	—	—	—	—	(91,810)	—	(5,077)	(96,887)
Dividends and issuance of shares under dividend reinvestment plan	25,927	—	—	—	(25,927)	—	—	—
Contributions received from non-controlling interests	—	—	—	—	—	—	9,454	9,454
Common shares issued upon conversion of subscription receipts (note 11 (b))	110,503	—	(110,503)	—	—	—	—	—
Common shares issued pursuant to share-based compensation	1,942	—	—	(1,487)	(417)	—	—	38
Common shares issued upon exercise of share options, net of withholding taxes (note 11 (c))	16,403	—	—	(3,935)	(3,837)	—	—	8,631
Share-based compensation	—	—	—	4,083	—	—	—	4,083
Non-controlling interest incurred (note 6(a))	—	—	—	—	—	—	237,157	237,157

Balance, September 30, 2016	$1,963,669	$213,805	$—	$36,902	$(560,529)	$168,593	$559,455	$2,381,895
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Cash Flows

(thousands of Canadian dollars)	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Cash provided by (used in):
Operating Activities
Net earnings	$14,721	$12,453	$61,455	$60,395
Adjustments and items not affecting cash:
Depreciation and amortization	41,605	36,246	142,875	109,632
Deferred taxes	(737)	955	17,732	25,433
Unrealized gain on derivative financial instruments	(6,754)	(345)	(5,732)	(3,150)
Share-based compensation expense	1,449	1,813	4,083	3,727
Cost of equity funds used for construction purposes	(857)	(557)	(1,945)	(1,654)
Pension and post-employment expense	(6,497)	(77)	(9,273)	465
Write-down of long-lived assets	(2)	1,066	6,936	1,591
Unrealized gain on disposal of VIE	—	588	—	808
Decrease/(increase) in deferred income	(1,607)	1,483	(7,182)	862
Changes in non-cash operating items (note 20)	(18,725)	22,931	(42,974)	(28,886)
Cash used in discontinued operations	—	(400)	—	(1,684)
	22,596	76,156	165,975	167,539
Financing Activities
Cash dividends on common shares	(30,027)	(20,685)	(87,846)	(59,043)
Cash dividends on preferred shares	(2,600)	(2,600)	(7,800)	(7,800)
Cash contributions from non-controlling interests	—	—	—	22
Production-based cash contributions from non-controlling interest	—	—	9,454	10,815
Cash distributions to non-controlling interests	(777)	(933)	(3,204)	(2,048)
Issuance of common shares, net of costs	364	335	1,045	820
Issuance of convertible debentures, net of costs	(422)	—	357,880	—
Proceeds from exercise of share options	(1,000)	—	18,493	—
Shares surrendered to fund withholding taxes on exercised share options	—	—	(5,218)	—
Increase in long-term debt	174,116	117,897	527,357	315,265
Decrease in long-term debt	—	(8,549)	(48,049)	(101,660)
Increase in other long-term liabilities	23	3,123	4,252	7,071
Decrease in other long-term liabilities	(379)	(1,466)	(3,200)	(3,548)
	139,298	87,122	763,164	159,894
Investing Activities
Increase in other assets	(1,768)	(13,697)	(10,942)	(7,724)
Distributions in excess of equity income	2,024	911	1,454	769
Receipt of principal on notes receivable	—	168	11,685	2,988
Additions to property, plant and equipment	(92,267)	(80,031)	(233,959)	(161,877)
Increase in long-term investments	(196,166)	(52,503)	(338,111)	(123,159)
Acquisitions of operating entities	(99,995)	—	(432,283)	(3,717)
Proceeds from sale of long-lived assets	—	5,516	—	5,516
	(388,172)	(139,636)	(1,002,156)	(287,204)
Effect of exchange rate differences on cash	4,720	2,126	(3,816)	2,548
Increase (decrease) in cash and cash equivalents	(221,558)	25,768	(76,833)	42,777
Cash and cash equivalents, beginning of the period	269,078	26,282	124,353	9,273
Cash and cash equivalents, end of the period	$47,520	$52,050	$47,520	$52,050

Supplemental disclosure of cash flow information:	2016	2015	2016	2015
Cash paid during the year for interest expense	$47,492	$25,128	$106,414	$59,896
Cash paid during the year for income taxes	$2,244	$1,437	$10,931	$5,321
Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$37,522	$24,279	$37,522	$24,279
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	$7,406	$8,311	$26,994	$21,372
Issuance of common shares upon conversion of subscription receipts	$110,503	$—	$110,503	$—
Acquisition of equity investments in exchange for loan receivable	$22,153	$—	$22,153	$—

See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

Algonquin Power & Utilities Corp. (“APUC” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. APUC is a diversified generation, transmission and distribution utility company. The distribution business group operates in the United States under the name of Liberty Utilities Co. (“Distribution Group”) and provides rate regulated water, electricity and natural gas utility services. The generation business group operates under the name Algonquin Power Co. (“Generation Group”) and owns or has interests in a portfolio of non-regulated North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities. The transmission business group operates under the name Liberty Utilities (Pipeline & Transmission) (“Transmission Group”) and invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada.

1.	Significant accounting policies
Basis of preparation
The accompanying unaudited interim consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and Article 10 of Regulation S-X provided by the Securities and Exchange Commission (“SEC”). In the opinion of management, the unaudited interim consolidated financial statements include all adjustments that are of a recurring nature and necessary for a fair presentation of the results of interim operations.
The significant accounting policies applied to these unaudited interim consolidated financial statements of APUC are consistent with those disclosed in the consolidated financial statements of APUC for the year ended December 31, 2015 except for adopted accounting policies described in note 2(a).
APUC's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. APUC’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. For APUC's wind energy assets, wind resources is typically stronger in spring, fall and winter and weaker in summer. APUC's solar energy assets experience greater insolation in summer, weaker in winter. APUC’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water. During drier, hotter periods of the year, which occurs generally in the summer, demand for water is typically higher than during cooler, wetter periods of the year. During the winter period, natural gas distribution utilities experience higher demand than during the summer period. Where decoupling mechanisms exist, total volumetric revenue is prescribed by the Regulator and fluctuates based on usage while total fixed revenue will not fluctuate through the year. Different electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather, industry characteristics and existence of a decoupling mechanism.
2.     Recently issued accounting pronouncements

(a)	Recently adopted accounting pronouncements
The FASB issued ASU 2015-16 Business Combinations (Topic 805): Simplifying the Accounting for Measurement Period Adjustments. Under this ASU, adjustments to the provisional amounts recorded in a business combination continue to be calculated as if the accounting had been completed at the acquisition date. However, the ASU eliminates the requirement to retrospectively account for those adjustments and instead requires recognition in the period that the adjustments are identified. The adoption of this ASU effective January 1, 2016 had no impact on the Company's unaudited interim consolidated financial statements.
The FASB issued ASU 2015-05, Intangibles: Goodwill and Other Internal-Use Software (Subtopic 350-40), to provide guidance to customers about whether a cloud computing arrangement includes a software license. The prospective adoption of this ASU effective January 1, 2016 had no impact on the Company's unaudited interim consolidated financial statements.
The FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which ends the deferral granted to investment companies from applying the VIE guidance and makes targeted amendments to the current consolidation guidance. Some of the more notable amendments are (1) the identification of variable interests when fees are paid to a decision maker or service provider, (2) the VIE characteristics for a limited partnership or similar entity and (3) the primary beneficiary determination. The adoption of this ASU effective January 1, 2016 had no impact on the Company's unaudited interim consolidated financial statements.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

2.     Recently issued accounting pronouncements (continued)

(a)	Recently adopted accounting pronouncements (continued)
The FASB issued ASU 2015-01, Income Statement: Extraordinary and Unusual Items (Subtopic 225-20), to simplify income statement classification by removing the concept of extraordinary items from U.S. GAAP. As a result, items that are both unusual and infrequent will no longer be separately reported net of tax after continuing operations. The adoption of this ASU effective January 1, 2016 had no impact on the Company's unaudited interim consolidated financial statements.
The FASB issued ASU 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity. ASU 2014-16 clarifies how current guidance should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. In addition, ASU 2014-16 clarifies that in evaluating the nature of a host contract, an entity should assess the substance of the relevant terms and features (that is, the relative strength of the debt-like or equity-like terms and features given the facts and circumstances) when considering how to weigh those terms and features. The adoption of this ASU effective January 1, 2016 had no impact on the Company's unaudited interim consolidated financial statements.
The FASB issued ASU 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This newly issued accounting standard is intended to resolve the diverse accounting treatment of those awards in practice. The adoption of this ASU effective January 1, 2016 had no impact on the Company's unaudited interim consolidated financial statements.

(b)	Recently issued accounting guidance not yet adopted
The FASB issued ASU 2015-17 Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control. This ASU amends the consolidation guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The standard is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements.
The FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. The new standard requires the recognition of current and deferred income taxes for an intra-entity transfer of an asset other than inventory. Current GAAP prohibits the recognition of current and deferred income taxes on these transactions until the asset has been sold to an outside party. The standard is effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements.
The FASB issued ASU 2016-15 Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments in order to eliminate current diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The standard is effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements.
The FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses. The standard is effective for fiscal years and interim periods beginning after December 15, 2019. Early adoption for fiscal years and interim periods beginning after December 15, 2018 is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

2.     Recently issued accounting pronouncements (continued)

(b)	Recently issued accounting guidance not yet adopted (continued)
The FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718) to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The standard is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements.
The FASB issued ASU 2016-06, Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments to clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts, which is one of the criteria for bifurcating an embedded derivative. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. The standard is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements.
The FASB issued ASU 2016-05, Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships to clarify that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria continue to be met. The application of this standard is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The adoption of this standard is not expected to have an impact on the Company’s financial position or results of operations.
The FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations utilizing leases. This ASU requires lessees to recognize the assets and liabilities arising from all leases on the balance sheet, but the effect of leases in the statement of operations and the statement of cash flows is largely unchanged. The standard is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements.
The FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities to simplify the measurement, presentation, and disclosure of financial instruments. The standard is effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements.
The FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, to simplify the subsequent measurement of inventory by replacing the current lower of cost and market test with a lower of cost and net realizable value test. The prospective application of this standard is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The adoption of this standard is not expected to have an impact on the Company’s financial position or results of operations.
The FASB issued ASU 2014-15, Presentation of Financial Statements - Going Concern. This new standard provides that in connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. This ASU will be effective for the annual reporting period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this standard is not expected to have an impact on the Company’s financial position or results of operations.
The FASB issued a new revenue recognition standard codified as ASC 606, Revenue from Contracts with Customers. This newly issued accounting standard provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers unless the contracts are in the scope of other U.S. GAAP requirements, such as the leasing literature.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

2.     Recently issued accounting pronouncements (continued)

(b)	Recently issued accounting guidance not yet adopted (continued)
This new revenue standard is required to be applied for fiscal years and interim periods beginning after December 15, 2017 using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements.

3.	Business acquisitions and development projects

(a)	Acquisition of Empire
On February 9, 2016, the Company entered into an agreement and plan of merger pursuant to which, a subsidiary of Liberty Utilities Co. will merge with and into The Empire District Electric Company and its subsidiaries (“Empire”), and Empire will survive the merger and become a wholly owned indirect subsidiary of the Company. Empire is a Joplin, Missouri based regulated electric, gas and water utility, serving customers in Missouri, Kansas, Oklahoma and Arkansas.
Empire shareholders will receive U.S.$34.00 per common share in cash, which represents an aggregate purchase price of approximately U.S.$2,400,000, which includes the assumption of approximately U.S.$900,000 of debt.
The closing of the acquisition, which is expected to occur in early 2017, is subject to customary closing conditions, including the receipt of certain state and federal regulatory and government approvals. The Company has received all regulatory approvals for the transaction other than from the state of Kansas. On October 7, the Company filed a stipulation agreement reached with the Kansas Corporation Commission ("KCC") staff. for approval by Commissioners of the KCC. Final approval from the KCC is expected before the end of 2016,
On February 9, 2016, the Company obtained a $2,200,000 (U.S. $1,600,000) bridge financing commitment for the acquisition from a syndicate of banks (note 7).
On March 1, 2016, the Company issued $1,000,000 aggregate principal amount of 5.0% convertible unsecured subordinated debentures represented by installment receipts (the “convertible debentures” or the “Debenture Offering”) and received the first installment of $333,000. On March 9, 2016, the underwriters exercised their option to purchase $150,000 additional convertible debentures. The convertible debentures are expected to convert to common shares of the Company upon the closing of the acquisition of Empire (note 10) at a conversion price of $10.60 per common share.
The Company converted the net proceeds received from the initial instalment of convertible debentures to U.S. dollar and has entered into foreign exchange contracts to buy an amount of U.S. $342,000 for $443,227 on January 31, 2017 in order to reduce the foreign currency risk related to the acquisition of Empire in U.S. dollars (note 21 (b)(iv)).
The Company has entered into forward contracts to reduce the interest rate risk related to the probable issuance of U.S. $500,000 bonds in relation to the long-term financing of the acquisition of Empire (note 21(b)(ii)).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

3.	Business acquisitions and development projects (continued)

(b)	Acquisition of Park Water System
On January 8, 2016, the Company completed the acquisition of Western Water Holdings, LLC which is the parent company of Park Water Company (“Park Water System”), a regulated water distribution utility. Park Water System owns and operates three regulated water utilities engaged in the production, treatment, storage, distribution, and sale of water in southern California and western Montana. The total purchase price for the Park Water System is U.S.$249,240, net of the debt assumed of U.S.$91,750 and is subject to certain closing adjustments. All costs related to the acquisition have been expensed through the unaudited interim consolidated statements of operations.
The following table summarizes the preliminary allocation of the assets acquired and liabilities assumed at the acquisition date:

Working capital	$1,984
Property, plant and equipment	345,254
Notes receivable	1,781
Goodwill	212,166
Regulatory assets	56,390
Other assets	185
Long-term debt	(146,727)
Regulatory liabilities	(3,758)
Pension and OPEB	(18,747)
Deferred income tax liability, net	(56,052)
Other liabilities	(39,825)
Total net assets acquired	$352,651
The determination of the fair value of assets acquired and liabilities assumed is based upon management's preliminary estimates and certain assumptions. The Company has not completed the fair value measurements, particularly the relative fair value of the three utilities acquired. The Company will continue to review information and perform further analysis prior to finalizing the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed. Insignificant changes to the initial allocation were recorded over the three and nine months ended September 30, 2016.
Mountain Water Company is currently the subject of a condemnation proceeding by the city of Missoula. On August 2, 2016 the Supreme Court of Montana upheld the District Court’s decision that the City of Missoula can proceed with the condemnation of Mountain Water Company’s assets. Upon taking possession of Mountain Water’s assets, the compensation to be paid by the City of Missoula for such taking has been determined by the valuation commissioners to be U.S. $88,600. In addition, post-summons capital expenditures and attorney’s fees as determined by the Montana court, property tax reimbursements and amounts in accordance with agreements entered into at the time of the Park Water acquisition should result in APUC receiving additional proceeds.
Property, plant and equipment are amortized in accordance with regulatory requirements over the estimated useful life of the assets using the straight-line method. The weighted average useful life of the Park Water System assets is 40 years.
The Park Water System contributed revenue of $28,554 and $75,683 and net earnings of $11,386 and $22,821 to the Company’s unaudited interim consolidated financial results for the three and nine months ended September 30, 2016.
The Transmission Group is upgrading the North Lake Tahoe Transmission System to enable eventual operation of the entire system at 120 kilovolts (KVs). The project is expected to improve the reliability of the system and ensure sufficient capacity to serve the existing customer base. The project will be separated into three phases the first of which, the rebuild of the 650 Line (10 miles) to 120kV was energized subsequent to quarter-end for a total cost of approximately U.S. $21,500.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

4.	Accounts receivable
Accounts receivable as of September 30, 2016 include unbilled revenue of $27,473 (December 31, 2015 - $49,002) from the Company’s regulated utilities. Accounts receivable as of September 30, 2016 are presented net of allowance for doubtful accounts of $6,960 (December 31, 2015 - $7,966).

5.	Regulatory matters
The Company’s regulated utility operating companies are subject to regulation by the public utility commissions of the states in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. These utilities operate under cost-of-service regulation as administered by these state authorities. The Company’s regulated utility operating companies are accounted for under the principles of ASC 980. Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate-setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the unaudited interim consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period.
In April 2016, the Granite State Electric System filed a general rate application. In June 2016, approval of a temporary rate increase of U.S. $2,355 was issued, effective July 1, 2016. A Final Order is expected in Q2 2017.
On April 22, 2016, the Arizona Corporation Commission approved a Final Order for the Black Mountain Sewer System of a U.S.$175 revenue increase effective May 1, 2016.
On February 18, 2016, the Georgia Public Service Commission approved a Final Order for the Peach State Gas System of a U.S.$2,725 revenue increase effective March 1, 2016.
On February 10, 2016, the New England Gas System received a Final Order from the Massachusetts Department of Public Utilities approving an annual revenue increase of U.S.$7,800 effective March 1, 2016.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

5.	Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	September 30, 2016	December 31, 2015
Regulatory assets
Environmental remediation	$103,546	$116,747
Pension and post-employment benefits	73,872	69,537
Commodity costs adjustment	13,301	7,643
Rate case costs	7,786	6,535
Rate adjustment mechanism	33,175	14,804
Debt premium	24,800	5,132
Taxes	9,047	5,927
Other	20,886	18,990
Total regulatory assets	$286,413	$245,315
Less current regulatory assets	(47,298)	(32,213)
Non-current regulatory assets	$239,115	$213,102

Regulatory liabilities
Cost of removal	$106,331	$107,988
Rate-base offset	21,267	24,984
Commodity costs adjustment	36,861	32,423
Other	18,128	9,952
Total regulatory liabilities	$182,587	$175,347
Less current regulatory liabilities	(51,136)	(44,167)
Non-current regulatory liabilities	$131,451	$131,180

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

6.	Long-term investments
Long-term investments consist of the following:

	September 30, 2016	December 31, 2015
Equity-method investees
50% interest in Odell Wind Project Joint Venture (a)	$—	$42,287
50% interest in Deerfield Wind Project Joint Venture (b)	7,285	2,240
Red Lily (c)	23,088	—
Interests in natural gas pipeline developments (e)	—	5,623
Other	2,917	2,323
	$33,290	$52,473
Notes receivable
Development loans (d)	$322,092	$96,924
Red Lily Senior loan Tranche 2, interest at 6.31% (c)	—	11,588
Red Lily Subordinated loan Tranche 1 and Tranche 2, interest at 12.5% (c)	—	6,565
Other	5,888	4,306
	327,980	119,383
Available-for-sale investment	$1,103	$2,946
Other investments	$2,602	$—
Total long-term investments	$364,975	$174,802
(a)Odell Wind Project Joint Venture
Up to September 15, 2016, the Company held a 50% equity interest in Odell SponsorCo LLC, which indirectly owns a 200 MW construction-stage wind development project (“Odell Wind Project”) in the state of Minnesota. The interest capitalized during the three and nine months ended September 30, 2016 to the equity-method investment while the Odell Wind Project was under construction amounts to $490 and $3,331 (2015 - $1,623 and $3,150).
Construction was completed during the quarter and sale of power to the utility under the power purchase agreement started on July 29, 2016. On August 5, 2016, tax equity financing was provided to the Odell Wind Project by two U.S. financial institutions in the amount of U.S. $180,000.
On September 15, 2016, the Company acquired the remaining 50% interest in Odell SponsorCo LLC for U.S $26,500 and as a result, obtained control of the project. The Company accounted for the business combination using the acquisition method of accounting, which requires, that the fair values of assets acquired, liabilities assumed and non-controlling interest in the subsidiary, be recognized on the consolidated balance sheets as of the acquisition date. It further requires that preexisting relationships such as the existing development loan between the two parties (note 6(d)) and prior investments of business combinations achieved in stages also be remeasured at fair value. A net gain of $nil was recorded on acquisition.
The following table summarizes the preliminary allocation of the assets acquired and liabilities assumed at the acquisition date:

Working Capital	$12,745
Property, plant and equipment	466,469
Asset retirement obligation	(4,813)
Deferred tax liability	(1,974)
Development loan from Algonquin Power Co (note 6(d))	(172,085)
Non-controlling interest (tax equity investors)	(237,157)
Net assets	$63,185

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

6.	Long-term investments (continued)
(a)Odell Wind Project Joint Venture (continued)
The determination of the fair value of assets acquired and liabilities assumed is based upon management's preliminary estimates and certain assumptions.
Property, plant and equipment are amortized using the unit-of-production method for applicable components, and straight-line method for all others. The overall weighted average useful life of the facility is 31 years
From July 29, 2016 to September 14, 2016 Odell contributed equity loss of $2,503. From September 15, 2016 Odell contributed revenue of $1,384 and net earnings of $495.

(b)	Deerfield Wind Project Joint Venture
The Company owns a 50% equity interest in Deerfield Wind SponsorCo LLC (“Deerfield SponsorCo”), which indirectly owns a 149 MW construction-stage wind development project (“Deerfield Wind Project”) in the state of Michigan.
Upon the acquisition of the Deerfield Wind Project by Deerfield SponsorCo, the two members each contributed U.S.$1,000 to the capital of Deerfield SponsorCo. Subsequent to quarter-end, on October 12, 2016, third-party construction loan financing was provided to the Deerfield Wind Project in the amount of U.S.$262,900 and a tax equity agreement was executed. Concurrently, each member contributed another U.S.$19,891 to the capital of Deerfield SponsorCo. The Company holds an option to acquire the other 50% interest for total contributions, subject to certain adjustments at any time prior to the date that is 90 days following commencement of operations, which is expected in late 2016 or early 2017. The interest capitalized during the three and nine months ended September 30, 2016 to the investment while the Deerfield Wind Project is under construction amounts to $2,889 and $5,597 (2015 - $Nil and $Nil).

(c)	Red Lily I
Up to April 12, 2016, the Red Lily I Partnership (the “Partnership”) was 100% owned by an independent investor. APUC provided operation and supervision services to the Red Lily I project, a 26.4 MW wind energy facility located in southeastern Saskatchewan.
The Company’s investment in Red Lily I as at January 1, 2016 was in the form of participation in a portion of the senior and subordinated debt facilities of the Partnership. On February 23, 2016, a second tranche of subordinated loan for an amount equal to $15,588 was advanced to the Partnership by the Company. The proceeds from this additional subordinated debt were used by the Partnership to repay Tranche 2 of the Partnership’s senior debt, including the Company’s portion.
Effective April 12, 2016, the Company exercised its option to subscribe for a 75% equity interest in the Partnership in exchange for the outstanding amount on its Tranche 1 and Tranche 2 subordinated loans. The carrying value of the Company's investment of $22,153 exceeds by $858 the Company's proportionate share of the Partnership's net assets as at that date. The difference is attributable to property, plant and equipment and is amortized over the assets' weighted average useful lives.
Due to certain participating rights being held by the minority investor, APUC is deemed under U.S. GAAP, to not have control over the Partnership. As a result, the Company accounts for the Partnership using the equity method. Red Lily I contributed equity income of $935 to the Company's unaudited interim consolidated financial results from acquisition to September 30, 2016.

(d)	Development loans
During the nine months ended September 30, 2016, the Company advanced U.S. $238,272 to the Deerfield Wind Project for total advances of U.S. $245,553 and credit support in the amount of U.S. $1,699. Concurrent with the construction financing obtained by the Deerfield Wind Project from a third-party subsequent to quarter-end (note 6 (b)), U.S.$19,891 of the development loan receivable by the Company was contributed to the capital of Deerfield SponsorCo while the balance was repaid by Deerfield Wind Project. The Company used the funds received to repay that portion of its revolving credit facility.
Following acquisition of control of Odell SponsorCo LLC (note 6(a)) on September 15, 2016, amounts advanced to the Odell Wind Project are eliminated on consolidation. The effects of foreign currency exchange rate fluctuations on these advances of a long-term investment nature are recorded in other comprehensive income effective August 5, 2016.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

6.	Long-term investments (continued)

(e)	Natural gas pipeline developments
During the nine months ended September 30, 2016, APUC wrote off an amount of $6,367 representing the total value of its equity interest in the natural gas development projects, as both projects have been canceled by the developer.

7.	Long-term debt
Long-term debt consists of the following:

	September 30, 2016	December 31, 2015
Revolving Credit Facilities	$182,244	$27,300
Term Facilities	337,667	—
Unsecured Notes	1,316,128	1,388,805
Secured Notes	56,627	38,560
First Mortgage Bonds	129,631	32,130
	$2,022,297	$1,486,795
Less: current portion	(75,628)	(8,945)
	$1,946,669	$1,477,850
Long-term debt issued at a subsidiary level relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Subsidiary level long term debt, whether or not collaterized have certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.
On January, 4, 2016, the Company entered into a U.S.$235,000 term credit facility with two U.S. banks. The term credit facility is available for acquisitions and general corporate purposes and matures on July 5, 2017. Subsequent to the quarter, on November 9, 2016, the Company extended the maturity date by one year to July 5, 2018.
Subsequent to the quarter, on October 21, 2016, the Company extended the maturity date by one year to October 30, 2017.
The Company also has a senior unsecured revolving credit of $65,000 which was undrawn as at September 30, 2016. During the first quarter, the maturity of the facility was extended by one year. The facility now matures on November 19, 2017 and is subject to customary covenants.
On February 9, 2016, in connection with the acquisition of Empire (note 3 (a)), the Company obtained U.S.$1,600,000 in bridge financing commitments from a syndicate of banks. The non-revolving term credit facilities are comprised of a U.S.$1,065,000 debt bridge facility, repayable in full on the first anniversary following its advance, and a U.S.$535,000 equity bridge facility repayable in full on the first anniversary following its advance. On March 1, 2016, upon issuing the convertible debentures (note 10) and receiving the First Instalment, the Company reduced its bridge commitments by U.S. $263,600. The effective interest expense recorded for the three and nine months ended September 30, 2016 is $2,500 and $5,673, respectively.
On January 8, 2016, the Company assumed U.S. $91,750 of short and long term debt as part of the Park Water System acquisition. Shortly after the closing of the acquisition, the Park Water System repaid and closed U.S. $4,250 of debt outstanding under its revolving credit facilities. The remaining U.S. $87,500 of debt is secured by a first mortgage indenture and consists of a U.S. $22,500 a non-revolving term credit facility and six tranches of first mortgage bonds. The term credit facility bears a variable interest rate based on LIBOR plus a credit spread and matures in 2019 but is repayable on demand without penalty. The First Mortgage bonds have maturities ranging between 2020 and 2043 with coupons ranging from 4.53% to 8.82%.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

8.	Pension and other post-employment benefits
The following table lists the components of net benefit costs for the pension plans and OPEB recorded as part of operating expenses in the unaudited interim consolidated statements of operations. The employee benefit costs related to businesses acquired are recorded in the unaudited interim consolidated statements of operations from the date of acquisition.

	Pension benefits
	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Service cost	$2,132	$1,595	$6,482	$4,729
Interest cost	3,150	2,420	9,578	6,946
Expected return on plan assets	(3,419)	(3,129)	(10,394)	(8,854)
Amortization of net actuarial loss	742	323	2,257	923
Amortization of prior service credits	(188)	(161)	(572)	(324)
Net change in regulatory asset/liability	1,085	1,151	3,298	3,358
Net benefit cost	$3,502	$2,199	$10,649	$6,778

	OPEB
	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Service cost	$796	$758	$2,419	$2,191
Interest cost	904	697	2,751	2,015
Expected return on plan assets	(298)	(199)	(906)	(576)
Amortization of net actuarial loss	136	35	414	100
Amortization of prior service credits	(453)	—	(1,377)	—
Net change in regulatory asset/liability	246	272	749	780
Net benefit cost	$1,331	$1,563	$4,050	$4,510
During the nine months ended September 30, 2016, the Company permanently froze the accrual of retirement benefits for some participants under existing plans, effective December 31, 2016. Subsequent to the effective date, these employees will begin accruing benefits under the Company’s cash balance plan. The plan amendments resulted in a decrease to the projected benefit obligation of U.S. $2,217 which is recorded as a prior service credit in other comprehensive income ("OCI"). In conjunction with the plan amendment, the assets and projected benefit obligations of amended plans were revalued at the closest month-end date of March 31, 2016 which resulted in an actuarial loss of U.S. $8,204 recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

9.	Other long-term liabilities and deferred credits
Other long-term liabilities consist of the following:

	September 30, 2016	December 31, 2015
Advances in aid of construction	$109,068	$92,285
Environmental remediation obligation	63,271	71,529
Asset retirement obligations	23,962	17,799
Customer deposits	14,165	15,074
Deferred income	6,499	13,682
Deferred credits	23,025	24,110
Other	42,348	25,277
	282,338	259,756
Less current portion	(27,887)	(36,621)
	$254,451	$223,135

10.	Convertible Unsecured Subordinated Debentures

Maturity date	March 31, 2026
Interest rate	5.00%
Conversion price per share	$10.60
Carrying value at December 31, 2015	$—
Receipt of initial Instalment, net of deferred financing costs	357,880
Amortization of deferred financing costs	626
Carrying value at September 30, 2016	$358,506
Face value at September 30, 2016	$382,950
On March 1, 2016, the Company completed the sale of $1,000,000 aggregate principal amount of 5.0% convertible debentures. On March 9, 2016, the underwriters exercised their option to purchase $150,000 additional convertible debentures bringing the total amount of the offering to $1,150,000.
The convertible debentures were sold on an instalment basis at a price of $1,000 per debenture, of which $333 was paid on closing of the Debenture Offering and the remaining $667 (the “Final Instalment”) is payable on a date (“Final Instalment Date”) to be fixed following satisfaction of conditions precedent to the closing of the acquisition of Empire. The proceeds received from the initial instalment were $382,950. The Company incurred deferred financing costs of $25,070, which are being amortized to interest expense over 10 years, the contractual term of the convertible debentures, using the effective interest rate method.
The convertible debentures represented by the initial instalment receipt are classified as a non-current liability on the unaudited interim consolidated balance sheets as settlement in cash is not expected to occur within 12 months. The convertible debentures mature on March 31, 2026 and bear interest at an annual rate of 5% per $1,000 principal amount of convertible debentures until and including the Final Instalment Date, after which the interest rate will be 0%. If the Final Instalment Date occurs on a day that is prior to the first anniversary of the closing of the Debenture Offering, holders of convertible debentures who have paid the final instalment on or before the Final Instalment Date will be entitled to receive, on the business day following the Final Instalment Date, in addition to the payment of accrued and unpaid interest to and including the Final Instalment Date, an amount equal to the interest that would have accrued from the day following the Final Instalment Date to and including the first anniversary of the closing of the Debenture Offering had the convertible debentures remained outstanding and continued to accrue interest until and including such date (the “Make-Whole Payment”). No Make-Whole Payment will be payable if the Final Instalment Date occurs on or after the first anniversary of the closing of the Debenture Offering.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

10.	Convertible Unsecured Subordinated Debentures (continued)
Based on the first instalment of $333 per $1,000 principal amount of convertible debentures and the expectation that the Final Instalment Date will occur on a day that is after the first anniversary of the closing of the Debenture Offering, the effective annual yield to and including the Final Instalment Date is 15%, and the effective annual yield thereafter is 0%. The effective interest expense recorded for the three and nine months ended September 30, 2016 is $14,494 and $33,713.
At the option of the holders and provided that payment of the Final Instalment has been made, each Debenture will be convertible into common shares of the Company at any time after the Final Instalment Date, but prior to the earlier of maturity or redemption by the Company, at a conversion price of $10.60 per common share.
Prior to the Final Instalment Date, the convertible debentures may not be redeemed by the Company, except that convertible debentures will be redeemed by the Company at a price equal to their principal amount plus accrued and unpaid interest following the earlier of: (i) notification to holders that the conditions necessary to approve the acquisition of Empire will not be satisfied; (ii) termination of the acquisition agreement; and (iii) September 11, 2017 if notice of the Final Instalment Date has not been given to holders on or before September 8, 2017. Upon any such redemption, the Company will pay for each Debenture $333 plus accrued and unpaid interest to the holder of the instalment receipt. In addition, after the Final Instalment Date, any convertible debentures not converted may be redeemed by the Company at a price equal to their principal amount plus any unpaid interest, which accrued prior to and including the Final Instalment Date.
At maturity, the Company will have the right to pay the principal amount due in cash or in common shares. In the case of common shares, such shares will be valued at 95% of their weighted average trading price on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the maturity date.

11.	Shareholders’ capital

(a)	Common shares
Number of common shares:

2016
Common shares, beginning of year	255,869,419
Issuance of common shares upon conversion of subscription receipts	12,938,457
Issuance of common shares upon exercise of share options, net of withholding taxes	2,720,980
Issuance of shares under the dividend reinvestment and employee share compensation plans	1,785,569
Common shares, end of period	273,314,425

(b)	Subscription receipts
On December 29, 2014, the Company received total proceeds of $77,503 from the issuance to Emera Inc. (“Emera”) of 8,708,170 subscription receipts at a price of $8.90 per share in connection with the Odell SponsorCo investment (note 6(a)). Effective June 30, 2016, Emera converted the subscription receipts for no additional consideration on a one-for-one basis into common shares and received 661,693 additional common shares in lieu of dividends declared during the holding period.
On December 29, 2014, the Company received total proceeds of $33,000 from the issuance to Emera of 3,316,583 subscription receipts at a price of $9.95 per share in connection with the Park Water System acquisition (note 3(b)). Effective June 30, 2016, Emera converted the subscription receipts for no additional consideration on a one-for-one basis into common shares and received 252,011 additional common shares in lieu of dividends declared during the holding period.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

11.	Shareholders’ capital (continued)

(c)	Share-based compensation
During the nine months ended September 30, 2016, the Board of Directors of APUC (the "Board") approved the grant of 2,596,025 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of $10.86, the market price of the underlying common share at the date of grant. One-third of the options vest on each of January 1, 2017, 2018, and 2019. Options may be exercised up to eight years following the date of grant.
The following assumptions were used in determining the fair value of share options granted:

Risk-free interest rate	0.9%
Expected volatility	23.0%
Expected dividend yield	4.5%
Expected life (years)	5.5
Weighted average grant date fair value per option	$1.26
During the first quarter, executives of the Company exercised 3,715,663 stock options at a weighted average exercise price of $5.25 in exchange for 2,720,980 common shares issued from treasury and 994,683 shares withheld as payment in lieu of minimum tax withholdings.
In June 2016, 190,645 Performance Share Units ("PSU") were granted to executives and employees of the Company. The PSUs vest on January 1, 2019. During the second quarter, the Company settled 173,441 PSU by issuing 87,361 shares from treasury, with the balance withheld as payment in lieu of minimum tax withholdings.
During the nine months ended September 30, 2016, 49,605 Deferred Share Units (“DSU”) were issued pursuant to the election of the Directors to defer a percentage of their Directors' fee in the form of DSUs.
For the three and nine months ended September 30, 2016, APUC recorded $1,581 and $4,073 (2015 -$1,572 and $3,662 ) in total share-based compensation expense. The compensation expense is recorded as part of administrative expenses in the unaudited interim consolidated statements of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As of September 30, 2016, total unrecognized compensation costs related to non-vested options and PSUs were $4,033 and $2,749, respectively, and are expected to be recognized over a period of 1.93 and 1.86 years, respectively.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

12.	Accumulated other comprehensive income (loss)
AOCI consists of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain on cash flow hedges	Net change on available-for-sale investments	Pension and post-employment actuarial changes	Total
Balance, January 1, 2015	$32,496	$23,164	$1	$(21,448)	$34,213
OCI (loss) before reclassifications	228,861	21,896	(73)	6,487	257,171
Amounts reclassified	—	(5,731)	—	1,084	(4,647)
Net current period OCI	228,861	16,165	(73)	7,571	252,524
Balance, December 31, 2015	$261,357	$39,329	$(72)	$(13,877)	$286,737
OCI before reclassifications	(108,484)	1,847	20	(4,152)	(110,769)
Amounts reclassified	—	(7,995)	—	620	(7,375)
Net current period OCI	$(108,484)	$(6,148)	$20	$(3,532)	$(118,144)
Balance, September 30, 2016	$152,873	$33,181	$(52)	$(17,409)	$168,593
Amounts reclassified from AOCI for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales while those for pension and post-employment actuarial changes affected administrative expenses.

13.	Dividends
All dividends of the Company are made on a discretionary basis as determined by the Board. The Company declares and pays the dividend on its commons shares in U.S. dollars. Dividends declared in Canadian equivalent dollars during the three and nine months ended September 30 were as follows:

	Three months ended
	September 30,
	2016		2015
	Dividend	Dividend per share	Dividend	Dividend per share
Common shares	$37,735	$0.1377	$32,554	$0.1289
Series A preferred shares	$1,350	$0.2813	$1,350	$0.2813
Series D preferred shares	$1,250	$0.3125	$1,250	$0.3125

	Nine months ended
	September 30,
	2016		2015
	Dividend	Dividend per share	Dividend	Dividend per share
Common shares	$109,937	$0.4025	$90,604	$0.3600
Series A preferred shares	$4,050	$0.8438	$4,050	$0.8438
Series D preferred shares	$3,750	$0.9375	$3,750	$0.9375

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

14.	Related party transactions
Emera Inc.
A member of the Board of APUC is an executive at Emera. For the three and nine months ended September 30, 2016, the Company's energy services business sold electricity to Maine Public Service Company (“MPS”), and Bangor Hydro (“BH”) subsidiaries of Emera, amounting to U.S. $3,095 and $7,951 (2015 - U.S. $1,717 and $4,754). For the three and nine months ended September 30, 2016, Liberty Utilities purchased natural gas amounting to U.S. $534 and $2,762 (2015 - U.S. $83 and $1,422) from Emera for its gas utility customers. Both the sale of electricity to Emera and the purchase of natural gas from Emera followed a public tender process the results of which were approved by the regulator in the relevant jurisdiction. On May 13, 2016, a subsidiary of the Company and Emera Utility Services Inc. entered into a design, engineering, supply and construction agreement for the Tinker transmission upgrade project. The total cost of the contract is estimated at $8,558 and is expected to be completed in 2016. The contract followed a market based request for proposal process.
There was U.S. $64 included in accruals for the nine months ended September 30, 2016 (December 31, 2015 - U.S. $491) related to these transactions.
Equity-method investments
The Company provides administrative and operating services to its equity-method investees, earns royalty revenue and is reimbursed for incurred costs. To that effect, the Company charged its equity-method investees $893 and $2,510 (2015 - $532 and $1,477) during the three and nine months ended September 30, 2016.
Senior Executives
Ian Robertson and Chris Jarratt are senior executives of APUC (collectively "Senior Executives").
The Company owns debt on seven hydroelectric facilities owned by Trafalgar Power Inc. and an affiliate (“Trafalgar”).  In 1997, Trafalgar went into default under its debt obligations and an entity partially and indirectly owned by Senior Executives (the "Related Entity"), moved to foreclose on the assets on behalf of the Company.  Subsequent to the foreclosure action, Trafalgar went into bankruptcy.  APUC and the Related Entity have jointly pursued litigation and bankruptcy proceedings with Trafalgar since 2002.
In 2003 and 2004, the Company reimbursed the Related Entity $1,000 of the approximately $2,000 in third-party legal fees it had initially funded and APUC agreed to fund future legal fees and other liabilities. It was agreed that any net proceeds from the litigation and bankruptcy proceedings would be shared proportionally to the quantum of net legal costs funded by each party. On June 30, 2016, the Company received U.S. $10,083 in proceeds from the settlement of this matter and, subsequent to quarter-end, paid U.S. $2,900 to the Related Entity as its proportionate share. The gain to APUC, net of legal and other liabilities, of approximately U.S. $6,600 was recorded in the second quarter.

15.	Non-controlling interests
Net loss attributable to non-controlling interests consists of the following:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Net loss attributable to Class A partnership units	(5,189)	(4,501)	(27,381)	(21,372)
Other net earnings attributable to non-controlling interests	2,165	259	4,258	1,321
Total net loss attributable to non-controlling interests	$(3,024)	$(4,242)	$(23,123)	$(20,051)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

16.	Income taxes
For the nine months ended September 30, 2016, the Company’s overall effective tax rate was different from the statutory rate of 26.50% (2015 - 26.50%) due primarily to higher tax rates in U.S. subsidiaries, non-controlling interest partner’s tax expenses, inter-corporate dividends and non-deductible expenses.
On September 16, 2016, Revenu Québec issued a notice of assessment approving the Company's Canadian renewable and conservation expense ("CRCE") refundable tax credit claim for the St Damase wind facility in the amount of $14,086. The Company received the tax credit in cash on October 6, 2016. The tax credit together with interest received was recorded, net of related costs, as a reduction of the related assets in property, plant, and equipment.

17.	Basic and diluted net earnings per share
Basic and diluted earnings per share have been calculated on the basis of net earnings attributable to the common shareholders of the Company and the weighted average number of common shares and subscription receipts outstanding. Diluted net earnings per share is computed using the weighted-average number of common shares, subscription receipts outstanding, additional shares issued subsequent to year-end under the dividend reinvestment plan, PSUs and DSUs outstanding during the year and, if dilutive, potential incremental common shares resulting from the application of the treasury stock method to outstanding share options.
The reconciliation of the net earnings and the weighted average shares used in the computation of basic and diluted earnings per share for the three and nine months ended September 30 are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Net earnings attributable to shareholders of APUC	$17,745	$16,454	$84,578	$79,492
Series A Preferred shares dividend	1,350	1,350	4,050	4,050
Series D Preferred shares dividend	1,250	1,250	3,750	3,750
Net earnings attributable to common shareholders of APUC	$15,145	$13,854	$76,778	$71,692
Discontinued operations	—	(241)	—	(954)
Net earnings attributable to common shareholders of APUC from continuing operations – Basic and Diluted	$15,145	$14,095	$76,778	$72,646
Weighted average number of shares
Basic	273,202,368	252,352,179	271,120,426	251,528,726
Effect of dilutive securities	2,376,823	3,552,824	2,433,527	3,392,848
Diluted	275,579,191	255,905,003	273,553,953	254,921,574
The shares potentially issuable, for the three and nine months ended September 30, 2016, as a result of 108,424 and 1,417,500 share options (2015 - 1,608,974 and 1,608,974) are excluded from this calculation as they are anti-dilutive. The shares contingently issuable as a result of 1,150,000 convertible debentures are not included in diluted earnings per share until the conditions for closing the Empire acquisition are met.

18.	Segmented information
The Company’s management’s reporting structure is aligned under three business units: Generation, Transmission and Distribution.
Generation, owns or has interests in hydroelectric, solar, wind power facilities and co-generation. Distribution operates electric, natural gas and water distribution utilities. Finally, Transmission invests in rate regulated electric transmission and natural gas pipeline systems. The Transmission segment is not yet significant and as a result is not presented separately in the tables below but grouped within Corporate.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

18.	Segmented information (continued)
For purposes of evaluating divisional performance, the Company allocates the realized portion of any gains or losses on financial instruments to specific divisions. The unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship and acquisition costs are not considered in management’s evaluation of divisional performance and is therefore allocated and reported in the corporate segment. The results of operations and assets for these segments are reflected in the tables below.

	Three months ended September 30, 2016
	Generation	Distribution	Corporate	Total
Revenue	$60,730	$160,547	$—	$221,277
Fuel, power and water purchased	6,018	41,147	—	47,165
Net revenue	54,712	119,400	—	174,112
Operating expenses	17,386	62,610	353	80,349
Administrative expenses	4,863	6,902	306	12,071
Depreciation and amortization	15,385	23,175	1,173	39,733
Gain on foreign exchange	—	—	(3,355)	(3,355)
Operating income from continuing operations	17,078	26,713	1,523	45,314
Interest expense	5,123	12,322	17,322	34,767
Interest, dividend, equity and other income	561	(1,324)	(742)	(1,505)
Other expense (gain)	(1,684)	(4,926)	2,146	(4,464)
Earnings (loss) before income taxes	$13,078	$20,641	$(17,203)	$16,516
Capital expenditures	25,074	61,940	5,243	92,257

	Three months ended September 30, 2015
	Generation	Distribution	Corporate	Total
Revenue	$52,923	$136,658	$—	$189,581
Fuel, power and water purchased	5,270	39,267	—	44,537
Net revenue	47,653	97,391	—	145,044
Operating expenses	17,037	55,919	265	73,221
Administrative expenses	3,560	4,774	148	8,482
Depreciation and amortization	14,417	19,489	767	34,673
Gain on foreign exchange	—	—	(1,635)	(1,635)
Operating income from continuing operations	12,639	17,209	455	30,303
Interest expense	5,647	9,358	402	15,407
Interest, dividend and other income	(447)	(980)	(917)	(2,344)
Other gain	17	1,460	232	1,709
Earnings before income taxes	$7,422	$7,371	$738	$15,531
Capital expenditures	22,304	52,556	5,171	80,031

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

18.	Segmented information (continued)

	Nine months ended September 30, 2016
	Generation	Distribution	Corporate	Total
Revenue	$192,049	$593,735	$—	$785,784
Fuel, power and water purchased	15,042	190,392	—	205,434
Net revenue	177,007	403,343	—	580,350
Operating expenses	52,167	191,616	948	244,731
Administrative expenses	13,911	18,380	1,573	33,864
Depreciation and amortization	55,770	75,395	3,102	134,267
Gain on foreign exchange	—	—	(1,782)	(1,782)
Operating income (loss) from continuing operations	55,159	117,952	(3,841)	169,270
Interest expense	14,878	37,427	40,592	92,897
Interest, dividend, equity and other income	(160)	(3,849)	(2,426)	(6,435)
Other expense (gain)	(14,519)	(4,525)	14,766	(4,278)
Earnings (loss) before income taxes	$54,960	$88,899	$(56,773)	$87,086
Property, plant and equipment	2,306,390	2,180,189	97,930	4,584,509
Equity-method investees	30,540	893	1,857	33,290
Total assets	2,894,963	2,971,964	153,901	6,020,828
Capital expenditures	86,313	133,255	14,390	233,958

	Nine months ended September 30, 2015
	Generation	Distribution	Corporate	Total
Revenue	$174,765	$592,828	$—	$767,593
Fuel, power and water purchased	22,645	269,048	—	291,693
Net revenue	152,120	323,780	—	475,900
Operating expenses	48,602	161,483	927	211,012
Administrative expenses	11,720	15,347	393	27,460
Depreciation and amortization	47,964	57,460	2,467	107,891
Gain on foreign exchange	—	—	(2,921)	(2,921)
Operating income (loss) from continuing operations	43,834	89,490	(866)	132,458
Interest expense	21,345	26,010	1,212	48,567
Interest, dividend and other income	(1,458)	(2,910)	(1,961)	(6,329)
Other expense (gain)	(4,445)	1,712	606	(2,127)
Earnings (loss) before income taxes	$28,392	$64,678	$(723)	$92,347
Capital expenditures	51,165	100,998	9,714	161,877
December 31, 2015
Property, plant and equipment	1,899,103	1,890,353	87,714	3,877,170
Equity-method investees	44,638	769	7,066	52,473
Total assets	2,345,905	2,508,267	137,553	4,991,725

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

19.	Commitments, litigation and contingencies

(a)	Contingencies
APUC and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider APUC’s exposure to such litigation to be material to these financial statements, with the exception of those matters described below. Accruals for any contingencies related to these items are recorded in the unaudited interim consolidated financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.
On October 21, 2011, the Quebec Court of Appeal ordered a subsidiary of APUC to pay approximately $5,400 (including interest) to the Government of Quebec relating to water lease payments that the APUC subsidiary has been paying to the St. Lawrence Seaway Management Corporation (“Seaway Management”) under its water lease with Seaway Management in prior years.
The water lease with Seaway Management contains an indemnification clause which management believes mitigates this claim and management intends to vigorously defend its position.  As a result, the probability of loss, if any, and its quantification cannot be estimated at this time but could range from $nil to $6,940. In 2012, the Company paid an amount of $1,884 to the Government of Quebec in relation to the early years covered by the claim in order to mitigate the impact of accruing interests on any amount ultimately determined to be payable or recoverable.

(b)	Litigation
In December 2012, Algonquin Power (Long Sault) Partnership and its non-controlling equity members (“Long Sault”) commenced proceedings (together with the other similarly affected non-utility generators) against the OEFC relating to the OEFC’s interpretation of certain provisions of power purchase agreements ("PPAs") between non-utility generators and the OEFC, in relation to the use of the global adjustment as a price escalator.
As at September 13, 2015, the Ontario Courts have ruled that the methodology that the OEFC used from January 1, 2011, onward to calculate payments under Long Sault's PPA, and those of other producers, did not comply with the terms of those PPAs. The decisions further require the OEFC to revert to its pre-2011 methodology for calculating payments and to pay producers the difference between the payments calculated by the OEFC since 2011 and the amount of the payments they would have received using the pre-2011 methodology, plus interest and costs. OEFC has sought leave to appeal to the Supreme Court of Canada.
In September 2016, the OEFC and Long Sault agreed on a retroactive adjustment of $5,083 which the Company recorded as non-regulated energy sales in the third quarter. The retroactive payment was received on October 21, 2016.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

19.	Commitments, litigation and contingencies (continued)

(c)	Commitments
In addition to the commitments related to the proposed acquisitions and development projects disclosed in notes 3 and 6, the following significant commitments exist as of September 30, 2016
APUC has outstanding purchase commitments for power purchases, gas delivery, service and supply, service agreements, capital project commitments and operating leases. Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase	$51,614	$35,008	$35,193	$36,458	$11,045	$—	$169,318
Gas supply and service agreements	62,472	47,413	36,508	33,836	19,020	66,426	265,675
Service agreements	39,905	40,766	40,799	44,812	44,953	506,181	717,416
Capital projects	213,218	29,734	17,670	368	68	17	261,075
Operating leases	7,535	7,211	6,910	6,730	6,811	130,113	165,310
Total	$374,744	$160,132	$137,080	$122,204	$81,897	$702,737	$1,578,794

20.	Non-cash operating items
The changes in non-cash operating items consist of the following:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Accounts receivable	$5,126	$9,752	$58,345	$43,995
Natural gas in storage	(8,033)	(11,152)	5,084	3,716
Supplies and consumable inventory	(935)	(1,478)	(430)	(3,272)
Income taxes receivable	(787)	216	910	58
Prepaid expenses	4,282	4,299	(1,551)	(4,119)
Accounts payable	25	(956)	(40,424)	(49,395)
Accrued liabilities	(15,356)	27,757	(54,877)	(55,343)
Current income tax liability	929	1,321	(3,972)	950
Net regulatory assets and liabilities	(3,976)	(6,828)	(6,059)	34,524
	$(18,725)	$22,931	$(42,974)	$(28,886)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

21.	Financial instruments

(a)	Fair value of financial instruments

September 30, 2016	Carrying amount	Fair Value	Level 1	Level 2	Level 3
Notes receivable	$327,980	$333,539	$—	$333,539	$—
Derivative financial instruments[1]:
Energy contracts designated as a cash flow hedge	87,389	87,389	—	—	87,389
Currency forward contract not designated as a hedge	4,897	4,897	—	4,897	—
Commodity contracts for regulated operations	106	106	—	106	—
Total derivative financial instruments	92,392	92,392	—	5,003	87,389
Total financial assets	$420,372	$425,931	$—	$338,542	$87,389
Long-term debt	$2,022,297	$2,163,781	$519,701	$1,644,080	$—
Convertible debentures	358,506	486,450	486,450	—	—
Preferred shares, Series C	18,468	18,933	—	18,933	—
Derivative financial instruments:
Cross-currency swap designated as a net investment hedge	89,572	89,572	—	89,572	—
Interest rate swap designated as a hedge	22,832	22,832	—	22,832	—
Currency forward contract not designated as a hedge	—	—	—	—	—
Commodity contracts for regulated operations	368	368	—	368	—
Total derivative financial instruments	112,772	112,772	—	112,772	—
Total financial liabilities	$2,512,043	$2,781,936	$1,006,151	$1,775,785	$—
(1) Balance of $263 associated with certain weather derivatives have been excluded, as they are accounted for based on intrinsic value rather than fair value.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

21.	Financial instruments (continued)
(a)Fair value of financial instruments (continued)

December 31, 2015	Carrying amount	Fair Value	Level 1	Level 2	Level 3
Notes receivable	$119,383	$126,468	$—	$126,468	$—
Derivative financial instruments:
Energy contracts designated as a cash flow hedge	88,357	88,357	—	—	88,357
Commodity contracts for regulatory operations	4	4	—	4	—
Total derivative financial instruments	88,361	88,361	—	4	88,357
Total financial assets	$207,744	$214,829	$—	$126,472	$88,357
Long-term debt	$1,486,795	$1,547,346	$511,829	$1,035,517	$—
Preferred shares, Series C	18,527	17,303	—	17,303	—
Derivative financial instruments:
Energy contracts designated as a cash flow hedge	446	446	—	—	446
Cross-currency swap designated as a net investment hedge	101,559	101,559	—	101,559	—
Interest rate swaps designated as a hedge	9,659	9,659	—	9,659
Currency forward contract not designated as a hedge	1,918	1,918	—	1,918	—
Commodity contracts for regulated operations	1,676	1,676	—	1,676	—
Total derivative financial instruments	115,258	115,258	—	114,812	446
Total financial liabilities	$1,620,580	$1,679,907	$511,829	$1,167,632	$446
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as of September 30, 2016 and December 31, 2015 due to the short-term maturity of these instruments.
Notes receivable fair values (level 2) have been determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The Company’s level 2 fair value of long-term debt at fixed interest rates and Series C preferred shares has been determined using a discounted cash flow method and current interest rates.
The Company’s level 2 fair value derivative instruments primarily consist of swaps, options and forward physical deals where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves which are observable in the marketplace.
The Company’s level 3 instruments consist of energy contracts for electricity sales. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from $20.65 to $107.11 with a weighted average of $36.62 as of September 30, 2016.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

21.	Financial instruments (continued)

(a)	Fair value of financial instruments (continued)
The processes and methods of measurement are developed using the market knowledge of the trading operations within the Company and are derived from observable energy curves adjusted to reflect the illiquid market of the hedges and, in some cases, the variability in deliverable energy.  Significant increases (decreases) in any of these inputs in isolation would result in a significantly lower (higher) fair value measurement. The change in the fair value of the energy contracts is detailed in notes 21(b)(ii) and 21(b)(iv).
Fair value estimates are made at a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.
The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There was no transfer into or out of level 1, level 2 or level 3 during the three or nine months ended September 30, 2016 and 2015.

(b)	Derivative instruments
Derivative instruments are recognized on the unaudited interim consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.

(i)	Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated gas service territories. The Company’s strategy is to minimize fluctuations in gas sale prices to regulated customers.
The following are commodity volumes, in dekatherms (“dths”) associated with the above derivative contracts:

2016
Financial contracts: Gas swaps	821,531
Gas options	1,180,920
2,002,451
The accounting for these derivative instruments is subject to guidance for rate-regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the unaudited interim consolidated balance sheets. Gains or losses on the settlement of these contracts are included in the calculation of deferred gas costs (note 5). As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.
The following table presents the impact of the change in the fair value of the Company’s natural gas derivative contracts had on the unaudited interim consolidated balance sheets:

		September 30, 2016		December 31, 2015
Regulatory assets:
Gas swap contracts	U.S.	$68	U.S.	$1,058
Gas option contracts	U.S.	$211	U.S.	$154
Regulatory liabilities:
Gas swap contracts	U.S.	$75	U.S.	$3
Gas option contracts	U.S.	$5	U.S.	$—

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

21.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(ii)	Cash flow hedges
The Company reduces the price risk on the expected future sale of power generation at Sandy Ridge, Senate and Minonk Wind Facilities and at one of its hydro facilities no longer subject to a power purchase agreement by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)		Pay floating price (per MW-hr)
10,968	December 2016		$68.56	AESO
718,389	December 2022	U.S. $	42.81	PJM Western HUB
3,075,266	December 2022	U.S. $	30.25	NI HUB
3,762,879	December 2027	U.S. $	36.46	ERCOT North HUB
Subsequent to quarter-end, on October 25, 2016, the Company entered into forward contracts to purchase U.S. $250,000 10-year U.S. Treasury bills at an interest rate of 1.8395% and U.S. $250,000 30-year U.S. Treasury bills at an interest rate of 2.5539% settling on February 13, 2017 in order to reduce the interest rate risk related to the probable issuance on that date of U.S. $500,000 bonds in relation to the acquisition of Empire (note 3(a)).
On November 14, 2014, the Company entered into a 10-year forward-starting interest rate swap beginning on July 25, 2018 in order to reduce the interest rate risk related to the probable issuance on that date of a 10-year $135,000 bond. The change in fair value resulted in a loss of $1,758 and $13,174 for the three and nine months ended September 30, 2016 (2015 - loss of $5,108 and $4,671), which is recorded in OCI.
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge:

	Three months ended		Nine months ended
	September 30.		September 30,
	2016	2015	2016	2015

Effective portion of cash flow hedge, loss (gain)	$(17,052)	$11,981	$1,877	$21,843
Amortization of cash flow hedge	(14)	(10)	(30)	(27)
Gain reclassified from AOCI	(2,723)	(1,178)	(7,995)	(3,083)
OCI attributable to shareholders of APUC	$(19,789)	$10,793	$(6,148)	$18,733
The Company expects $11,738 of unrealized gains currently in AOCI to be reclassified into non-regulated energy sales within the next twelve months, as the underlying hedged transactions settle.

(iii)	Foreign exchange hedge of net investment in foreign operation
The Company is exposed to currency fluctuations from its U.S. based operations. APUC manages this risk primarily through the use of natural hedges by using U.S. long-term debt to finance its U.S. operations and a combination of foreign exchange forward contracts and spot purchases. APUC only enters into foreign exchange forward contracts with major Canadian and U.S. financial institutions having a credit rating of A or better, thus reducing credit risk on these forward contracts.
The Company designates the amounts drawn on the Generation Group’s revolving credit facility denominated in U.S. dollars in excess of the principal amount on the USD loans receivable from Odell and Deerfield Wind SponsorCo as a hedge of the foreign currency exposure of its net investment in the Generation Group’s U.S. operations. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency loss of $Nil and $Nil for the three and nine months ended September 30, 2016 (2015 - $Nil and $Nil) was recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

21.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(iii)	Foreign exchange hedge of net investment in foreign operation (continued)
Concurrent with its $150,000 and $200,000 notes offerings in December 2012 and January 2014, respectively, the Company entered into cross currency swaps, coterminous with the notes, to effectively convert the Canadian dollar denominated offering into U.S. dollars.
The Company designated the entire notional amount of the cross currency fixed-for-fixed interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Generation Group’s U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. For the three and nine months ended September 30, 2016 a loss of $5,767 and gain of $9,020 (2015 - loss of $29,666 and$50,162 ) was recorded in OCI.

(iv)	Other derivative and financial instruments
The Company provides energy requirements to various customers under contracts at fixed rates. While the production from the Tinker Hydroelectric Facility are expected to provide a portion of the energy required to service these customers, APUC anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy.
This risk is mitigated though the use of short-term financial forward energy purchase contracts which are classified as derivative instruments. The electricity derivative contracts are net settled fixed-for-floating swaps whereby APUC pays a fixed price and receives the floating or indexed price on a notional quantity of energy over the remainder of the contract term at an average rate, as per the following table. These contracts are not accounted for as hedges and changes in fair value are recorded in earnings as they occur.
The Company is exposed to interest rate fluctuations related to certain of its floating rate debt obligation, including certain project specific debt and its revolving credit facilities, its interest rate swaps as well as interest earned on its cash on hand. The Company currently hedges some of that risk (note 21(b)(ii)).
The Company was party to an interest rate swap whereby the Company paid a fixed interest rate of 4.47% on a notional amount of $58,791 and received floating interest at 90 day CDOR. The swap expired on September 2015. As of December 31, 2015, the estimated fair value of the interest rate swap was a liability of Nil.  This interest rate swap was not accounted for as a hedge.
The Company is exposed to foreign exchange fluctuations related to U.S dollar denominated development loans from projects accounted for as equity investments (note 6) and other commitments. This risk was mitigated through the use of currency forward contracts to sell a net amount of U.S. $38,400 for $47,225 between July 29, 2016 and Sept 29, 2016. As of September 30, 2016, these instruments had settled. These currency forward contracts were not accounted for as a hedge.
The Company is exposed to foreign exchange fluctuations related to the expected acquisition of the Empire shares denominated in U.S dollar (note 3(a)). This risk is mitigated through the conversion to U.S. dollars of $359,950 from the proceeds received on the initial instalment of convertible unsecured subordinated debentures (note 10) and the use of a currency forward contract to buy an amount of U.S. $330,000 for $427,622 on January 31, 2017. As of September 30, 2016, the estimated fair value of the instrument was an asset of $4,897. This currency forward contract was not accounted for as a hedge. Subsequent to quarter-end, the Company acquired an additional currency forward contract to buy an amount of U.S. $12,000 for $15,605 on January 31, 2017.
For derivatives that are not designated as hedges and for the ineffective portion of gains and losses on derivatives that are accounted for as hedges, the changes in the fair value are immediately recognized in earnings.
The effects on the unaudited interim consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

21.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(iv)	Other derivative and financial instruments (continued)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Change in unrealized loss (gain) on derivative financial instruments:
Interest rate swaps	$—	$(511)	$—	$(1,383)
Energy derivative contracts	—	138	(426)	626
Currency forward contract	(7,261)	—	(6,843)	—
Total change in unrealized gain on derivative financial instruments	$(7,261)	$(373)	$(7,269)	$(757)
Realized loss (gain) on derivative financial instruments:
Interest rate swaps	—	515	—	1,498
Energy derivative contracts	—	42	941	(593)
Currency forward contract	4,229	—	(1,371)	—
Total realized loss (gain) on derivative financial instruments	$4,229	$557	$(430)	$905
Loss (gain) on derivative financial instruments not accounted for as hedges	(3,032)	184	(7,699)	148
Ineffective portion of derivative financial instruments accounted for as hedges	507	37	1,509	(2,384)
	$(2,525)	$221	$(6,190)	$(2,236)
Amounts recognized in the unaudited interim consolidated statements of operations consist of:
Loss (gain) on derivative financial instruments	$(4,419)	$221	$(2,902)	$(2,236)
Loss (gain) on foreign exchange	$1,893	$—	$(3,289)	$—
	$(2,525)	$221	$(6,190)	$(2,236)
Effective May 1, 2016, the Company entered into a weather derivative contract as an economic hedge for revenue from its St. Leon I wind powered generating facility in the event the wind resource availability falls below a normal range. Non-exchange-traded options are accounted for using the intrinsic method. Changes in the intrinsic value of $158 in 2016 is reflected in non-regulated energy sales in our interim unaudited consolidated statement of operations. Premiums paid related to these weather derivative agreements are expensed over each respective contract period.

22.	Comparative figures
Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.